March 21, 2008

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director

RE:	Derycz Scientific, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 27, 2008
File No. 333-148392

Dear Mr. Owings:

On behalf of Derycz Scientific, Inc. (the “Company”), we submit this written response to the comments received on March 19, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated March 13, 2008. We have reproduced the Staff’s comments below and have followed each comment with our response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Overview

1. We note your revised disclosure indicates that you have experienced a “significant revenue growth in the past year.” Please revise your disclosure to provide quantifiable information with respect to last year’s revenue growth so as to provide a basis for your statement that your revenues were “significant.” Please make similar changes on page 25 and elsewhere in your prospectus where you use this term in this context.

Response: We have revised the disclosure as requested.

H. Christopher Owings
Securities and Exchange Commission
March 20, 2008

Plan of Distribution, page 18

2. We note your response to prior comment 14 of our letter dated January 25, 2008 and your addition of the statement, “Those selling security holders that are affiliates of broker-dealers have advised us that they purchased the shares offered under this prospectus in the ordinary course of business….” Please delete the qualifier, “have advised us that they” from the sentence above.

Response: We have revised the disclosure as requested.

Description of Business, page 24

3. We note your response to prior comment 20 of our letter dated January 25, 2008, however, we are unable to locate your revisions. We re-issue this comment, with a view towards disclosure about how you ensure that you comply with the copyright laws that impact your business and any risks associated with your distribution of copyrighted materials, such as the risk factor disclosure you provide on page 6.

Response: Prior comment 20 of the letter dated January 25, 2008 provided as follows:

“Explain how you ensure that the material you resell is ‘copyright compliant.’”

In response to prior comment 20, we revised page 26, Business Model, of Amendment No. 1 to the Registration Statement on Form S-1 filed on February 27, 2008, which provides as follows:

“By purchasing the reprints or the rights to print from the publisher we are able to ensure our customers that they have proper rights under copyright laws to use the content, provided that they use the content only as specified in the order they placed with us.”

In response to this comment 3, we have revised the disclosure on page 24, Description of Business, Company Overview, to state as follows:

“In addition, we obtain the necessary permissions from the owners of the content’s copyrights so that the reproduction complies with copyright laws. The form of the permission depends on the intended use of the content and is generally confirmed in writing in the form of an invoice or electronically in the form of a confirmation. Generally, each invoice or confirmation expressly states the specific rights that we have purchased on behalf of the customer, including, if applicable, the number of copies that our customer is authorized to make and any limitations on the rights to use those copies. While we advise customers of the limitations on their rights to reuse the content we provide to them, it is possible that customers, inadvertently or knowingly, will reuse the content in an unauthorized manner or make an unauthorized number of copies.”

Growth Strategy, International Expansion, page 25

4. We note your amendment of this subsection in response to our prior comment 23 of our letter dated January 25, 2008. Please elaborate on the Company’s plans to expand internationally “through the Internet, and through partnerships and acquisition opportunities,” with particular emphasis on the specific actions the Company has taken or plans to take to effectuate such plans. Alternatively, delete the subsection labeled “International Expansion.”

Response: We have elaborated on the disclosure as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 30

5. We note your indication that the initial investors of Reprints Desk purchased 275,000 shares, which were later converted into a total of 4,000,003 shares. Considering the disclosure that you provide elsewhere in reference to this transaction refers to 550,000 and 8,000,003 shares, respectively, please provide additional disclosure here explaining why these amounts differ or revise the amounts to be consistent.

Response: We have revised the disclosure to clarify the share issuances.

H. Christopher Owings
Securities and Exchange Commission
March 20, 2008

Exhibit 23.3

6. The exhibit references Form SB-2. Please delete the reference to Form SB-2 and reference Form S-1 instead.

Response: We have obtained a new consent with the proper reference.

* * * *

If you have any questions or further comments, please do not hesitate to contact the undersigned or Addison Adams, Esq. at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,
DERYCZ SCIENTIFIC, INC.

By: /s/ PETER DERYCZ
          Peter Derycz,
             Chief Executive Officer

cc:  Addison Adams, Esq., Richardson & Patel LLP